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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Infinity Broadcasting Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.002 Per Share
            --------------------------------------------------------
                          (Title of Class Securities)

                                   45662610-0
                                   ----------
                                 (CUSIP Number)

                  Richard D. Bohm, Esq., Debevoise & Plimpton
              875 Third Avenue, New York, NY 10022  (212) 909-6000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 1996
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45662610-0

-------------------------------------------------------------------------------
1.   Name of Reporting Person:                      Gerald Carrus

     S.S. or I.R.S Identification
     No. of Above Person:                           ###-##-####
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [   ]
     (b)  [   ]
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds:
                        00
-------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:
                        United States
-------------------------------------------------------------------------------

Number of Shares        7.   Sole Voting Power:                     None
Beneficially Owned
by Each Reporting       8.   Shared Voting Power:                   None
Person With:
                        9.   Sole Dispositive Power:                None

                        10.  Shared Dispositive Power:              None

                        11.  Aggregate Amount Beneficially Owned
                             by Each Reporting Person:              None

-------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                        [   ]
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
                        0.0%
-------------------------------------------------------------------------------

14.  Type of Reporting Person:
                        IN
-------------------------------------------------------------------------------


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                        AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D amends the Schedule 13D, dated June 12, 1992, as amended by Amendment No. 1 thereto, dated July 3, 1996 (as so amended, the "Schedule 13D"), previously filed by Gerald Carrus with respect to the Class A Common Stock, par value $.002 per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended by adding after the final sentence thereof the following:

           "On December 31, 1996, the Merger was consummated and the Issuer became a wholly owned subsidiary of Westinghouse. The Class A Shares were delisted from the New York Stock Exchange and the Issuer filed with the Securities and Exchange Commission, on Form 15, a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934.

           As a result of the Merger, each outstanding share of common stock of the Issuer (other than shares owned by Westinghouse or the Issuer) has been converted into the right to receive 1.71 shares of common stock of Westinghouse. In addition, each outstanding option of the Issuer has been converted into an option to acquire, on substantially the same terms and conditions as were applicable under such option immediately prior to the Merger, 1.71 shares of common stock of Westinghouse; and each outstanding deferred share of the Issuer awarded pursuant to the Infinity Broadcasting Corporation Deferred Share Plan (the "Deferred Share Plan") has been converted into the right to receive, on substantially the same terms and conditions as were applicable under the Deferred Share Plan immediately prior to the Merger, 1.71 shares of common stock of Westinghouse."


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 6, 1997                       /s/ GERALD CARRUS
                                         --------------------------
                                                Gerald Carrus


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